Mail Stop 4561

March 18, 2008

Nathan Kaup, President
Monster Offers
8937 Quintessa Cove Street
Las Vegas, NV 89148

     RE: Monster Offers
              Amendment No. 2 to a Form SB-2 on Form S-1/A.
              Filed March 7, 2008
              File number 333-148686

Dear Mr. Kaup:

     We have reviewed the above-captioned filing and have the following comment.

General

1. We are not able to concur with your view that the distribution of shares in connection with the spin-off of Monster Offers from Tropical PC was done in accordance with the terms of Staff Legal Bulletin No. 4 (CF). Given the $5,000 payment to Tropical PC by Monster Offers as consideration for the spin-off, it appears the shares were transferred for value. Please consider the Securities Act implications of the unregistered spin-off of Monster Offers shares and revise your disclosure as appropriate.

                         *   *   **

     Please contact Jay Ingram at (202) 551-3397 if you have any questions or require assistance. If you require further assistance please contact me at (202) 551-3462.

                              Sincerely,

                              Mark P. Shuman
                              Branch Chief – Legal

cc: Thomas C. Cook
       by telefax at: (702) 221-1963